UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER 333-148546

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant: Hemcare Health Services Inc.

Former Name if Applicable: NSU Resources, Inc.

Address of Principal Executive Office: 4830 W. Kennedy Blvd., Suite 600, Tampa, FL 33609

PART II

RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Company's Annual Report on Form 10-K for the year ended December 31, 2015, cannot be filed with the prescribed time period of March 30, 2016 because the Company requires additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this information

James Cao	(844)	4-436-2273
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). ☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: Yes☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Hemcare Health Services Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Hemcare Health Services Inc.

Date: March 30, 2016	By:	/s/ James Cao
James Cao
President and Chief Executive Officer